Exhibit 12.1

Masimo Corporation Ratio of Earnings to Fixed Charges (Dollars in thousands)

	Nine Months Ended		Fiscal Year Ended
	September 29, 2018	December 30, 2017 As Adjusted*	December 31, 2016	January 2, 2016	January 3, 2015	December 28, 2013
Ratio of earnings to fixed charges:
Income before provision for income taxes	$158,218	$185,800	$418,341	$116,345	$102,041	$75,726
Fixed charges	3,966	3,316	5,140	5,524	3,381	2,705
Noncontrolling interests in pre-tax (income) loss	—	—	—	1,757	2,350	607
Total earnings	$162,184	$189,116	$423,481	$123,626	$107,772	$79,038
Fixed charges
Interest expensed	$694	$678	$3,261	$3,494	$594	$28
Estimated of interest within rental expense	3,272	2,638	1,879	2,030	2,787	2,677
Total fixed charges	$3,966	$3,316	$5,140	$5,524	$3,381	$2,705
Ratio of earnings to fixed charges	40.89	57.03	82.39	22.38	31.88	29.22

In the periods presented, there were no shares of preferred stock outstanding and no dividends paid on preferred stock. Therefore, the ratios of earnings to fixed charges and preferred stock dividends are not different from the ratios of earnings to fixed charges.